EXHIBIT 2(a)(ii)

                    AMENDMENT NO. 6 TO TRANSACTION AGREEMENT


         This Amendment No. 6 to Transaction Agreement (this "Amendment") is made as of the 30th day of June, 1999, by and between The Black & Decker Corporation, a Maryland corporation ("Seller"), and Windmere-Durable Holdings, Inc., a Florida corporation ("Buyer").

                                   WITNESSETH

         WHEREAS, Seller and Buyer have entered into a Transaction Agreement dated as of May 10, 1998, as amended by Amendment No. 1 to Transaction Agreement dated as of June 26, 1998, a letter agreement dated as of July 23, 1998, Amendment No. 3 to Transaction Agreement dated as of September 23, 1998,
Amendment No. 4 to Transaction Agreement dated as of October 15, 1998, and Amendment No. 5 to Transaction Agreement dated as of April 30, 1999 (as amended, the "Agreement"), pursuant to which Seller transferred and caused the Affiliated Transferors to transfer substantially all of the assets held, owned by or use to conduct the HPG Business, and assigned certain liabilities associated with the HPG Business, to Buyer or Buyer Companies designated by Buyer, and Buyer received and caused such designated Buyer Companies to receive such assets and assume such liabilities upon the terms and subject to the conditions set forth in the Agreement; and

         WHEREAS, the Seller and Buyer desire to further amend the Agreement in accordance with the terms of this Amendment.

         NOW, THEREFORE, in consideration of the mutual covenants and agreements of the parties contained herein, the parties agree as follows:

         Section 1. Capitalized terms used but not defined herein have the meanings given to them in the Agreement.

         Section 2. The definition of "Designated Products" set forth in the Agreement is deleted in its entirety and the following is inserted in its place and stead:

                           "Designated  Products" means  coffeemakers,  espresso
                  makers, cappuccino makers, coffee mills, toasters, toaster ovens (including those with convection features), table top ovens with new kind of heat source, portable microwave ovens, steamers, rice cookers, choppers, can openers, mixers, food processors, irons, breadmakers, skillets, electric WOKs, electric griddles, slow cookers, pressure cookers, electric knives, blenders, juicers, grills, kettles and wafflebakers, as well as floor polishers, hair dryers and corded canister and corded upright floor vacuums sold in Mexico, Central America, South America (other than Brazil) and the Caribbean, together in each case with any related accessories or attachments, and all products in the foregoing categories under development in the HPG Business as of the Closing Date or that have been under development in the HPG Business at any time during the year prior to the Closing Date, but excluding step stools, Cleaning and Lighting Products, shop, construction and similar vacuums, and VersaPak(R) rechargeable battery packs and chargers, together in each case with related accessories or attachments. It is expressly understood and agreed that floor polishers, hair dryers and corded canister and corded upright floor vacuums (and any related accessories or attachments) shall only be "Designated Products" to the extent and only to the extent sold in Mexico, Central America, South America (other than Brazil) and the Caribbean.

         IN WITNESS WHEREOF, the parties hereto caused this Amendment to be duly executed by their respective authorized officers on the day and year first above written.

                                          THE BLACK & DECKER CORPORATION



                                          By: /s/CHARLES E. FENTON
                                                 Charles E. Fenton


                                          WINDMERE-DURABLE HOLDINGS, INC.



                                          By: /s/HARRY D. SCHULMAN
                                                 Harry D. Schulman